FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date: 6 August 2009

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                                          Notice to Euronext, Amsterdam dated 6 August 2009
                                             2nd Quarter Results 2009

Exhibit 99

SECOND QUARTER UNDERLYING SALES GROWTH 4.1%, VOLUME GROWTH 2.0%.

CASH FLOW € 1.6 BILLION AHEAD OF LAST YEAR IN FIRST HALF.

Key Financials (unaudited, at current rates)	Second Quarter 2009		Half Year 2009
Turnover (€ million)	10,458	+ 1%	19,963	+ 0%

Operating profit (€ million)	1,320	- 4%	2,554	- 20%
Operating profit before RDIs* (€ million)	1,523	- 4%	2,915	- 3%

Net profit (€ million)	833	- 15%	1,636	-31%
Net profit before RDIs* (€ million)	997	- 12%	1,914	- 12%

Earnings per share (€)	0.27	- 16%	0.53	- 33%
Earnings per share before RDIs* (€)	0.33	- 12%	0.63	- 13%
* RDIs: Restructuring, disposals and other one-off items

Note: operating profit in the first half of 2008 included profits on disposal of €516 million pre-tax.

Second Quarter highlights

•	Underlying sales growth 4.1%. Volume growth 2.0%, with all regions positive. Growth driven by improved execution, innovation and increased marketing spend.

•	Advertising and promotion spend increased by 50 bps.

•	Operating margin before RDIs down by 60 bps (including 30 bps of margin dilution from disposals), in line with expectations.

First Half Highlights

•	Underlying sales growth 4.4%, with volumes up 0.2%. Turnover in line with last year after the effects of currency movements (-0.9%) and disposals/acquisitions (-3.2%).

•	Operating margin before RDIs down by 50 bps (including 30 bps of margin dilution from disposals), in line with expectations.

•	Earnings per share before RDIs down 13%, including -6% from the pensions finance charge and -3% from a higher first half tax charge.

•	Net cash flow from operating activities €1.6 billion ahead of last year with much improved working capital.

Paul Polman, Chief Executive Officer:  "While conditions remain difficult in many markets, I am encouraged by the return to volume growth across all regions and the majority of countries and categories. More of our brands are improving share again behind strong innovations, greater consumer value, increased marketing support and better execution.  We continue to focus on restoring volume growth while protecting margins and cash flow for the year as a whole."

6 August 2009

INTERIM MANAGEMENT REPORT FOR HALF YEAR TO JUNE 2009

In the following commentary we report underlying sales growth (abbreviated to 'USG' or 'growth') at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, and other one-off items).  We may also discuss net debt, for which we provide an analysis in the notes to the financial statements.  Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Please refer also to notes 2 and 3 to the financial statements. Further information about certain of these measures is available on our website at www.unilever.com/investorrelations

OPERATIONAL REVIEW

	Second Quarter 2009				Half Year 2009
	Turnover	USG	Volume	Price	Turnover	USG	Volume	Price
	€ m	%	%	%	€ m	%	%	%
Asia Africa CEE	3,856	8.2	3.3	4.8	7,431	8.8	1.3	7.4
Americas	3,335	4.9	1.6	3.2	6,491	5.9	0.4	5.5
Western Europe	3,267	(1.1)	1.0	(2.0)	6,041	(1.9)	(1.2)	(0.7)
Unilever Total	10,458	4.1	2.0	2.1	19,963	4.4	0.2	4.2
Savoury, dressings & spreads	3,232	(0.2)			6,544	1.4
Ice cream & beverages	2,468	4.9			4,132	4.5
Personal care	2,996	5.4			5,803	4.6
Home care & other	1,762	9.2			3,484	9.9
Unilever Total	10,458	4.1			19,963	4.4

REGIONS

Asia Africa CEE - Half year USG +8.8%, Volume +1.3%

Underlying sales have grown in all our main developing and emerging markets and in all categories. The region returned to positive volume growth in the second quarter as we rolled out innovations and increased our level of marketing support. Overall consumer demand in our categories has continued to grow this year, but with volumes increasing at a slower rate than in the past.

We have established a regional supply chain centre, based in Singapore, and are progressively rolling out common systems across the region. We have continued to invest in our priority markets of Russia and China. We have completed a new global R&D centre in Shanghai.  In Russia, we completed the acquisition of Baltimor, the market leader in ketchup, on 3 July, and we have announced the construction of a new ice cream factory to support Inmarko which has grown rapidly since its acquisition last year.

The operating margin before RDIs was up by 150 bps in the first half year.

The Americas - Half year USG +5.9%, Volume +0.4%

The region has sustained a good performance.  North America grew by 2.7% in the first half year, with volumes sustained at last year's levels despite lower foodservice sales including the exit from unbranded business. Sales in Latin America have grown at around 10% in the first half year with an improving volume trend.

The integration of the US, Canada and Caribbean businesses is progressing well and Canada will move onto the US SAP platform on 1 October. Our new Customer Insight and Innovation Centre is helping to generate ideas for fresh ways of growing with our customers.

The operating margin before RDIs was up by 40 bps in the first half year.

Western Europe - Half year USG -1.9%, Volume -1.2%

Markets remain very challenging.  Our own business returned to positive volume growth in the second quarter, with an improving trend across all key countries and benefiting from good ice cream sales in the first half of the season. Net prices were lower than last year as commodity cost pressures eased and we restored price competitiveness.

We made good progress on reducing costs. This includes rationalising the supply chain, investing in more efficient production lines, leveraging our single IT system to drive regional synergies and streamlining overheads.

The operating margin before RDIs was lower by 330 bps in the first half year reflecting high commodity costs, the depreciation of sterling, and investments to reignite volume growth.

CATEGORIES

We have grown sales in all categories in the first half year, despite the economic environment. We are seeing the benefits of rolling out innovations faster across countries and regions under our strong global brands. Consumers are looking, more than ever, for good value in the products they buy, so our innovation programme places even greater emphasis on superior functional benefits, backed up by clinical proofs and strong communication. At the same time we continue to build consumption in our categories by developing new market segments and converting users from alternative products.

Savoury, dressings and spreads - Half year USG +1.4%

In spreads and dressings, we continued the roll-out of the successful 'goodness of margarine' campaign, while reducing prices to reflect the easing of edible oil prices.  We are re-launching our value brands in a number of countries to compete at the lower end of the market. In savoury, Knorr has grown well in the Americas and Asia Africa CEE but sales were down in Western Europe. We have implemented comprehensive 30 day action plans to address this and have seen an improving trend, particularly in Germany. The roll-out of Knorr Stockpots throughout Europe has gone well and consumption is building. In the US we have capitalised on the move to more in-home eating with successful campaigns behind Hellmann's mayonnaise, Ragú pasta sauces and Bertolli frozen meals.  This was partly offset by lower Foodservice sales, including the exit from unbranded business.  Hellmann's new 'double whisked' light mayonnaise is driving good growth for the brand globally.

Ice cream and beverages - Half year USG +4.5%

The good performance in the first half has been led by strong growth in Developing and Emerging markets in both ice cream and tea. In tea we are benefiting from innovations behind a portfolio of brands covering all consumer income levels. We have introduced a range of herbal infusions under our value brand in Russia and a new flavour under our value brand in Poland. Growth of our premium brand Lipton has been boosted by pyramid bags, while Lipton Linea slimming teas are building well in Europe and have recently been launched in Russia and China. We have continued to extend distribution for ice cream brands in Asia Africa CEE and Latin America with good results. In Western Europe we saw good growth in the second quarter, and sales were up for the half year. Magnum, with the successful 'Temptation' variant, and Ben & Jerry's were particularly strong.

Personal care - Half year USG +4.6%

Growth in personal care was driven by our global innovation programme, supported by strong advertising, as well as an increased focus on value across the portfolio. Skin cleansing performed well with new functional advertising for Dove bar, the roll-out of Lux Soft Skin in Latin America and campaigns that address current heightened needs for hygiene. In North America we also introduced Dove shower gels with new technology which reverses dryness.  In hair care we benefited from the launch of Lux Shine in China and Japan, continued momentum for Clear anti-dandruff shampoo in Developing and Emerging markets and good growth for Suave, our value brand in the US.  We have launched a new Dove deodorant which makes underarms look and feel hair-free for longer and a new Axe body spray fragrance. The successful Signal White Now oral care range has been extended with the introduction of a mouthwash line.

Home care and other - Half year USG +9.9%

Both laundry and household cleaning have performed very well in the first half year. Growth has come from innovation supported by strong advertising and increased promotional intensity. In laundry, we have upgraded our 'Dirt is Good' range in key Developing and Emerging markets and launched a version for semi-automatic machines in Brazil. In Europe we are seeing good momentum in Small & Mighty concentrated liquids and in new 'clear and fresh' Surf detergents.  In household cleaning Cif 'acti-fizz' and Domestos '24 hour protection' continue to do well and we have now launched Cif in India.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FIRST HALF YEAR

Finance costs and tax

The cost of financing net borrowings was €244 million. This was €36 million higher than last year because of a higher average level of net debt and one-off charges this year. The interest rate on borrowings was 4.6%, slightly lower than last year.

There was a net charge of €90 million for pensions financing compared with a credit of €67 million in the first half of last year.

The effective tax rate was 29.4% and the underlying tax rate, before RDIs, was 28.5%. The underlying tax rate is expected to be lower in the second half and to be around 27% for the year as a whole. Our longer term guidance remains around 26%.

Joint ventures, associates and other income from non-current investments

Net profit from joint ventures and associates, together with other income from non-current investments contributed €72 million. This compares with €92 million last year which included a one-time gain on the extension of the Pepsi/Lipton joint venture for ready-to-drink tea in the first quarter.  On an underlying basis there was an increase of €4 million.

Cash Flow

Cash flow from operating activities was €1.6 billion higher than last year in the first half. Working capital improvement has been a priority for the business and the good progress made has largely offset the normal seasonal working capital movements.

Balance sheet

Balances at the half year include the acquisition of the TIGI hair care business. The net deficit on pensions increased from €3.4 billion at the start of the year to €3.7 billion, mainly reflecting lower corporate bond rates used to discount liabilities.  Changes in the level and maturity profile of financial liabilities reflect bond issues and redemptions since the start of the year. Currency changes had significant effects on goodwill and financial liabilities.

PRINCIPAL RISK FACTORS

On pages 25 to 27 of our 2008 Report and Accounts we set out our assessment of the principal risk issues that would face the business through 2009, including global economic slowdown and changing consumer demand; competitive markets and consolidation of customers; financial risks relating to liquidity, currency, interest, pensions and taxation; exposure to developing and emerging markets; input costs, supplier and supply chain reliance; safety, sustainability and environment; restructuring and changes to the way we operate; and people and talent.  In our view, the nature and potential impact of such risks remains essentially unchanged as regards our performance over the second half of 2009.

COMPETITION LAW INVESTIGATIONS

As previously reported, in June 2008 the European Commission initiated an investigation into potential competition law infringements in the European Union in relation to consumer detergents. Unilever has received a number of requests for information from the European Commission regarding the investigation and has been subject to unannounced investigations at some of its premises. No statement of objections against Unilever has been issued to date.  It is too early to be able reasonably to assess the outcome or to estimate the fines which the Commission may seek to impose on Unilever as a result of this investigation, if determined against Unilever. Therefore no provision has been made. However, substantial fines can be levied as a result of European Commission investigations. Fines imposed in other sectors for violations of competition rules have amounted to hundreds of millions of euros.

Unilever is, as previously reported, involved in a number of other on-going investigations by national competition authorities within the EU in relation to potential national competition law infringements, primarily in relation to the home care and personal care sectors. It is too early to be able reasonably to assess the outcome or to estimate the fines which the authorities may seek to impose on Unilever as a result of these national investigations, if determined against Unilever. Therefore no provision has been made.

OTHER INFORMATION

This document represents Unilever's half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Services Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 6 to 14; (ii) pages 2 to 5 comprise the interim management report; and (iii) the Directors' responsibility statement can be found on page 15.  No material related parties transactions have taken place in the first six months of the year.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes', or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team UK +44 20 7822 6805 tim.johns@unilever.com or +44 20 7822 6010 trevor.gorin@unilever.com NL +31 10 217 4844 fleur-van.bruggen@unilever.com	Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

There will be a web cast of the results presentation available at:

www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

CONDENSED INTERIM FINANCIAL STATEMENTS

INCOME STATEMENT

(unaudited)

Second Quarter				€ million	Half Year
2009	2008	Increase/ (Decrease)			2009	2008	Increase/ (Decrease)
		Current rates	Constant rates				Current rates	Constant rates

				Continuing operations:

10,458	10,374	1%	1%	Turnover	19,963	19,945	- %	1%

1,320	1,369	(4)%	(5)%	Operating profit	2,554	3,184	(20)%	(20)%

(203)	(212)			Restructuring, business disposals and other items (RDIs) (see note 3)	(361)	181
1,523	1,581	(4)%	(5)%	Operating profit before RDIs	2,915	3,003	(3)%	(4)%

(151)	(55)			Net finance costs	(334)	(141)
19	27			Finance income	44	51
(125)	(114)			Finance costs	(288)	(259)
(45)	32			Pensions and similar obligations	(90)	67

36	30			Share in net profit/(loss) of joint ventures	63	74
(2)	(1)			Share in net profit/(loss) of associates	(3)	8
(1)	10			Other income from non-current investments	12	10

1,202	1,353	(11)%	(12)%	Profit before taxation	2,292	3,135	(27)%	(27)%

(369)	(375)			Taxation	(656)	(750)

833	978	(15)%	(16)%	Net profit from continuing operations	1,636	2,385	(31)%	(31)%

-	-			Net profit/(loss) from discontinued operations	-	-

833	978	(15)%	(16)%	Net profit for the period	1,636	2,385	(31)%	(31)%

				Attributable to:
75	69			Minority interests	147	137
758	909	(17)%	(17)%	Shareholders' equity	1,489	2,248	(34)%	(34)%

				Combined earnings per share
0.27	0.32	(16)%	(17)%	Total operations (Euros)	0.53	0.79	(33)%	(33)%
0.27	0.31	(16)%	(16)%	Total operations - diluted (Euros)	0.52	0.77	(33)%	(33)%

STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

€ million	Half Year
	2009	2008

Net profit for the period	1,636	2,385

Other comprehensive income
Fair value gains/(losses) on financial instruments net of tax	85	(34)
Actuarial gains/(losses) on pension schemes net of tax	(270)	(126)
Currency retranslation gains/(losses) net of tax	142	(331)

Total comprehensive income for the period	1,593	1,894

Attributable to:
Minority interests	152	91
Shareholders' equity	1,441	1,803

STATEMENT OF CHANGES IN EQUITY

(unaudited)

€ million	Half Year
	2009	2008

Equity at 1 January	10,372	12,819
Total comprehensive income for the period	1,593	1,894
Dividends	(1,361)	(1,352)
Movement in treasury stock	18	(1,520)
Share-based payment credit	65	54
Dividends paid to minority shareholders	(70)	(95)
Currency retranslation gains/(losses) net of tax	(6)	(17)
Other movements in equity	(33)	(11)
Equity at the end of the period	10,578	11,772

CASH FLOW STATEMENT

(unaudited)

€ million	Half Year
	2009	2008

Operating activities
Cash flow from operating activities	2,450	885
Income tax paid	(431)	(481)
Net cash flow from operating activities	2,019	404

Investing activities
Interest received	38	64
Net capital expenditure	(506)	(491)
Acquisitions and disposals	(365)	403
Other investing activities	(5)	40
Net cash flow from/(used in) investing activities	(838)	16

Financing activities
Dividends paid on ordinary share capital	(1,302)	(1,194)
Interest and preference dividends paid	(258)	(201)
Change in financial liabilities	130	2,081
Share buy-back programme	-	(1,085)
Other movements on treasury stock	17	(19)
Other financing activities	(43)	(89)
Net cash flow from/(used in) financing activities	(1,456)	(507)

Net increase/(decrease) in cash and cash equivalents	(275)	(87)

Cash and cash equivalents at the beginning of the year	2,360	901

Effect of exchange rate changes	(176)	(152)

Cash and cash equivalents at the end of period	1,909	662

BALANCE SHEET

(unaudited)

€ million	As at 30 June 2009	As at 31 December 2008	As at 30 June 2008

Non-current assets
Goodwill	12,338	11,665	12,015
Intangible assets	4,598	4,426	4,436
Property, plant and equipment	6,261	5,957	6,045
Pension asset for funded schemes in surplus	413	425	1,857
Deferred tax assets	1,083	1,068	966
Other non-current assets	1,591	1,426	1,245
Total non-current assets	26,284	24,967	26,564

Current assets
Inventories	3,759	3,889	4,431
Trade and other current receivables	4,813	3,823	5,514
Current tax assets	167	234	241
Cash and cash equivalents	2,082	2,561	1,060
Other financial assets	334	632	259
Non-current assets held for sale	13	36	277
Total current assets	11,168	11,175	11,782

Current liabilities
Financial liabilities	(2,470)	(4,842)	(5,947)
Trade payables and other current liabilities	(8,428)	(7,824)	(8,377)
Current tax liabilities	(408)	(377)	(457)
Provisions	(698)	(757)	(829)
Liabilities associated with non-current assets held for sale	-	-	(42)
Total current liabilities	(12,004)	(13,800)	(15,652)
Net current assets/(liabilities)	(836)	(2,625)	(3,870)
Total assets less current liabilities	25,448	22,342	22,694

Non-current liabilities
Financial liabilities due after one year	8,826	6,363	5,607
Non-current tax liabilities	231	189	231
Pensions and post-retirement healthcare benefits liabilities:
Funded schemes in deficit	2,052	1,820	787
Unfunded schemes	2,011	1,987	2,084
Provisions	695	646	785
Deferred tax liabilities	796	790	1,260
Other non-current liabilities	259	175	168
Total non-current liabilities	14,870	11,970	10,922

Equity
Shareholders' equity	10,085	9,948	11,344
Minority interests	493	424	428
Total equity	10,578	10,372	11,772
Total capital employed	25,448	22,342	22,694

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.  The basis of preparation is consistent with the year ended 31 December 2008, except as set out below, and is in compliance with IAS 34 'Interim Financial Reporting'.

With effect from 1 January 2009 we have implemented IAS 1 (Revised) 'Presentation of Financial Statements' and IFRS 8 'Operating Segments'.  Our reportable segments under IFRS 8 are our three geographic regions, and the Group's chief operating decision maker is the Unilever Executive (UEx).  In note 4 we provide analysis of the key measure of profit, being operating profit, which is used by UEx to assess the performance of the operating segments.   There are no material sales between our operating regions.  Figures for the prior year have been restated to reflect the fact that our operations in Central and Eastern Europe are now managed together with those in Asia and Africa.   There has been no material change in the segmental analysis of assets since the position reported at 31 December 2008. We provide additional analysis by product area on a voluntary basis in note 5.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.  The income statement on page 6, the statements of comprehensive income and movements in equity on page 7 and the cash flow statement on page 8 are translated at rates current in each period.  The balance sheet on page 9 and the analysis of net debt on page 13 are translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985 and Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2008 have been delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the UK Companies Act 1985.

2 NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in notes 4 and 5. In note 8 we reconcile net debt to the amounts reported in our balance sheet and cash flow statement. We also comment on underlying trends in operating margin, by which we mean the movements recorded after setting aside the impact of restructuring, disposals and other one-off items, on the grounds that the incidence of these items is uneven between quarterly reporting periods. In addition, we report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on our website at www.unilever.com/investorrelations

3 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin.  The following schedule shows the impact on net profit of RDIs arising within operating profit, together with the related tax effect, and also highlights the impact of similar one-off items arising elsewhere in the income statement.

€ million

Second Quarter			Half Year
2009	2008		2009	2008
		RDIs within operating profit:
(203)	(206)	Restructuring	(361)	(330)
-	(1)	Business disposals	-	516
-	(5)	Impairments and other one-off items	-	(5)
(203)	(212)	Total RDIs within operating profit	(361)	181
58	58	Tax effect of RDIs within operating profit:	102	(3)
(19)	-	RDIs arising below operating profit:	(19)	24
(164)	(154)	Total impact of RDIs on net profit	(278)	202

The impact of RDIs on reported Earnings Per Share is given in note 9.

4 SEGMENTAL ANALYSIS BY GEOGRAPHY

Continuing operations - Second Quarter

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	3,617	3,314	3,443	10,374
2009	3,856	3,335	3,267	10,458
Change	6.6%	0.6%	(5.1)%	0.8%
Impact of:
Exchange rates	(0.8)%	3.6%	(2.2)%	0.0%
Acquisitions	0.2%	0.8%	0.6%	0.5%
Disposals	(0.9)%	(8.1)%	(2.4)%	(3.7)%

Underlying sales growth	8.2%	4.9%	(1.1)%	4.1%
Price	4.8%	3.2%	(2.0)%	2.1%
Volume	3.3%	1.6%	1.0%	2.0%

Operating profit
2008	426	445	498	1,369
2009	502	441	377	1,320

Operating profit before RDIs
2008	444	487	650	1,581
2009	523	495	505	1,523

Operating margin
2008	11.8%	13.4%	14.5%	13.2%
2009	13.0%	13.2%	11.5%	12.6%

Operating margin before RDIs
2008	12.3%	14.7%	18.9%	15.2%
2009	13.6%	14.8%	15.5%	14.6%

Continuing operations - Half Year

€ million	Asia Africa CEE	Americas	Western Europe	Total

Turnover
2008	7,022	6,453	6,470	19,945
2009	7,431	6,491	6,041	19,963
Change	5.8%	0.6%	(6.6)%	0.1%
Impact of:
Exchange rates	(2.4)%	2.8%	(2.9)%	(0.9)%
Acquisitions	0.7%	0.5%	0.3%	0.5%
Disposals	(1.0)%	(8.1)%	(2.3)%	(3.7)%

Underlying sales growth	8.8%	5.9%	(1.9)%	4.4%
Price	7.4%	5.5%	(0.7)%	4.2%
Volume	1.3%	0.4%	(1.2)%	0.2%

Operating profit
2008	836	882	1,466	3,184
2009	966	883	705	2,554

Operating profit before RDIs
2008	856	949	1,198	3,003
2009	1,017	977	921	2,915

Operating margin
2008	11.9%	13.7%	22.7%	16.0%
2009	13.0%	13.6%	11.7%	12.8%

Operating margin before RDIs
2008	12.2%	14.7%	18.5%	15.1%
2009	13.7%	15.1%	15.2%	14.6%

5 SEGMENTAL ANALYSIS BY PRODUCT AREA

Continuing operations - Second Quarter

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	3,433	2,377	2,761	1,803	10,374
2009	3,232	2,468	2,996	1,762	10,458
Change	(5.8)%	3.8%	8.5%	(2.4)%	0.8%
Impact of:
Exchange rates	0.4%	(0.8)%	1.5%	(1.6)%	0.0%
Acquisitions	0.0%	0.0%	1.5%	0.6%	0.5%
Disposals	(6.0)%	(0.2)%	0.0%	(9.7)%	(3.7)%
Underlying sales growth	(0.2)%	4.9%	5.4%	9.2%	4.1%

Operating profit
2008	507	370	365	127	1,369
2009	417	339	387	177	1,320

Operating margin
2008	14.8%	15.6%	13.2%	7.0%	13.2%
2009	12.9%	13.7%	12.9%	10.0%	12.6%

Continuing operations - Half Year

€ million	Savoury dressings and spreads	Ice cream and beverages	Personal care	Home care and other	Total

Turnover
2008	6,859	3,999	5,481	3,606	19,945
2009	6,544	4,132	5,803	3,484	19,963
Change	(4.6)%	3.3%	5.9%	(3.4)%	0.1%
Impact of:
Exchange rates	(0.5)%	(1.5)%	0.4%	(3.1)%	(0.9)%
Acquisitions	0.2%	0.5%	0.8%	0.6%	0.5%
Disposals	(5.6)%	(0.1)%	0.0%	(9.8)%	(3.7)%
Underlying sales growth	1.4%	4.5%	4.6%	9.9%	4.4%

Operating profit
2008	1,422	586	880	296	3,184
2009	857	493	901	303	2,554

Operating margin
2008	20.7%	14.7%	16.1%	8.2%	16.0%
2009	13.1%	11.9%	15.5%	8.7%	12.8%

6 TAXATION

The effective tax rate for the half year was 29.4% compared with 24.6% for 2008. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Half Year 2009			Half Year 2008
		Tax			Tax
	Before	(charge)/	After	Before	(charge)/	After
	tax	credit	tax	tax	credit	tax

Fair value gains/(losses) on financial instruments net of tax	133	(48)	85	(29)	(5)	(34)
Actuarial gains/(losses) on pension schemes net of tax	(373)	103	(270)	(150)	24	(126)
Currency retranslation gains/(losses) net of tax	142	–	142	(331)	–	(331)

Other comprehensive income	(98)	55	(43)	(510)	19	(491)

7 RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

€ million	Half Year
	2009	2008

Net profit	1,636	2,385
Taxation	656	750
Share of net profit of joint ventures/associates and other income from non-current investments	(72)	(92)
Net finance costs	334	141
Operating profit (continuing and discontinued operations)	2,554	3,184
Depreciation, amortisation and impairment	497	466
Changes in working capital	(260)	(2,140)
Pensions and similar provisions less payments	(333)	(42)
Restructuring and other provisions less payments	(123)	(55)
Elimination of (profits)/losses on disposals	(2)	(565)
Non-cash charge for share-based compensation	65	54
Other adjustments	52	(17)
Cash flow from operating activities	2,450	885

8 NET DEBT

€ million	As at 30 June 2009	As at 31 December 2008	As at 30 June 2008

Total financial liabilities	(11,296)	(11 205)	(11,554)
Financial liabilities due within one year	(2,470)	(4 842)	(5,947)
Financial liabilities due after one year	(8,826)	(6 363)	(5,607)
Cash and cash equivalents as per balance sheet	2,082	2 561	1,060
Cash and cash equivalents as per cash flow statement	1,909	2 360	662
Add bank overdrafts deducted therein	173	201	398
Financial assets	334	632	259
Net debt	(8,880)	(8 012)	(10,235)

On 12 February 2009 we issued a bond comprising two senior notes: (a) US $750 million at 3.65% maturing in 5 years and (b) US $750 million at 4.80% maturing in 10 years. On 19 March 2009 we issued senior notes of £350 million at 4.0% maturing in December 2014.  On 29 May 2009 we redeemed floating rate notes of €750 million. On 11 June 2009 we issued fixed rate notes on the Eurodollar market for US $450 million at 3.125%, maturing in 2013. On 17 June 2009 we issued senior fixed rate notes for £400 million at 4.75%, maturing in 2017.

9  COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:

(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the six months were calculated as follows:

	2009	2008

Combined EPS - Basic	Millions of units
Average number of combined share units	2,792.4	2,828.1

	€ million
Net profit attributable to shareholders' equity	1,489	2,248

Combined EPS (Euros)	0.53	0.79

Combined EPS - Diluted	Millions of units
Adjusted average number of combined share units	2,881.5	2,925.6

Combined EPS - diluted (Euros)	0.52	0.77
Impact of RDIs on Earnings Per Share
	€ million
Total impact of RDIs on reported net profit (see note 3)	(278)	202

Impact of RDIs on basic earnings per share (Euros)	(0.10)	0.07

The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2008 (net of treasury stock)	2,789.1
Net movements in shares under incentive schemes	7.9
Number of shares at 30 June 2009	2,797.0

10 ACQUISITIONS AND DISPOSALS

On 2 April 2009 we announced the completion of our purchase of the global TIGI professional hair product business and its supporting advanced education academies.

On 23 June 2009 we announced that we had increased our holding in our business in Vietnam to 100%, following an agreement with Vinachem who previously owned 33.3% of the business.

On 3 July 2009 we completed the acquisition of Baltimor Holding ZAO's sauces business in Russia. The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d'Oro and Vostochniy Gourmand brands - accounting for turnover of around €70 million - and a production facility at Kolpino, near St Petersburg.

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.

RESPONSIBILITIES OF DIRECTORS

The Directors declare that, to the best of their knowledge:

•

this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 'Interim Financial Reporting', gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and

•	the interim management report gives a fair review of the information required pursuant to UK DTR regulations of 4.2.7 and 4.2.8 and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever's Directors are listed in the Annual Report and Accounts for 2008, with the exception of the following changes:

•	The Lord Simon of Highbury CBE retired as a Non-Executive Director on 14 May 2009 following the Group's AGMs; and

•	Professor Louise Fresco, Ann Fudge and Paul Walsh became Non-Executive Directors on 14 May 2009 following their appointments at the Group's AGMs.

Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Paul Polman	James Lawrence
Chief Executive Officer	Chief Financial Officer

6 August 2009